June 3, 2013

John Grzeskiewicz

Senior Counsel

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Northern Lights Fund Trust // Ascendant Multi-Cap Equity Fund

Dear Mr. Grzeskiewicz:

On April 5, 2013, Northern Lights Fund Trust (the "Registrant"), on behalf of the Ascendant Multi-Cap Equity Fund (the "Fund"), a series of the Registrant, filed Post-Effective Amendment No. 474 to its Registration Statement under the Securities Act of 1933 on Form N-1A to reflect various changes, including the Fund’s name (“Ascendant Diversified Income Fund”).  You recently provided comments by phone to Cassandra Borchers.  Please find below a summary of those comments and the Registrant's responses, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant.

GENERAL

1.

Because the name of the Fund includes "income",  its investment objective or principal investment objective must be "income."  Growth of capital could be included as a secondary objective.  In the alternative, the Fund may modify its name to be consistent with its current investment objectives.

Response.  Upon review of the Fund's investment strategy, the Registrant believes that an investment objective, in relevant part, of "… total return from income and growth of capital.” is consistent with the Fund's name.  It is the Registrant's understanding that it is consistent with industry practice for "diversified income" funds to have total return as their investment objective, and total return has two components: income and growth of capital.  For example, MS Diversified Income Fund (DIFAX) and Delaware Diversified Income Fund (DPDAX) each have "diversified income" in their name but have an investment objective of total return.  Also, it is the Registrant's understanding that Rule 35d-1 does not directly apply to the Fund and that the name rule does not address investment objective.  However, the Registrant notes that it believes the Fund's principal investment strategies are consistent with SEC staff guidance as to the indirect implications of Rule 35d-1 for funds that have "income" in their name.  In Frequently Asked Questions about Rule 35d-1 (Investment Company Names) (Dec, 4, 2001), the SEC staff answered, in relevant part, that income suggests a fund that "…emphasizes the achievement of current income…."

Question 9

Q: How does rule 35d-1 apply to a fund that uses the term "income" in its name?

A: Rule 35d-1 would not apply to the use of the term "income" where that term suggests an investment objective or strategy rather than a type of investment. When used by itself, the term "income" in a fund's name generally suggests that the fund emphasizes the achievement of current income and does not suggest a type of investment. For example, fund companies offering a group of "life cycle" funds, each of which invests in stocks, bonds, and cash in a ratio considered appropriate for investors with a particular age and risk tolerance, sometimes use the term "income" to describe the fund that places the greatest emphasis on achieving current income. Similarly, the term "growth and income" does not suggest that a fund focuses its investments in a particular type of investment, but rather suggests that a fund invests its assets in order to achieve both growth of capital and current income. Likewise, the term "equity income" suggests that a fund focuses its investments in equities and has an investment objective or strategy of achieving current income. By contrast, a term such as "fixed income" suggests investment in a particular type of investment and would be covered by rule 35d-1.

The Registrant believes that because the Fund's principal investment strategies has been revised to clarify that the Fund invests, “…primarily in income producing securities, including common stocks and fixed income securities”, that the Fund's strategy and disclosures are consistent with SEC staff guidance.  The Fund seeks to use the name Ascendant Diversified Income Fund, with the investment objective as stated in the prospectus.

FUND SUMMARY: PRINCIPAL INVESTMENT STRATEGIES

2. With respect to the Fund’s investment in common stocks, please add criteria to clarify whether the common stocks in which the Fund invests are primarily income producing securities, and how that criteria is monitored.

RESPONSE:  Registrant has revised the Principal Investment Strategies to reflect the fact that the Fund invests primarily in income-producing securities, common stocks are monitored for dividend payment history, and the Fund adviser analyzes such companies’ continuing ability to pay dividends.

3.  Can the Fund disclose the expected range maturities of fixed income securities in which it may invest, at least for the next year of the Fund?

RESPONSE:  Registrant expects the Fund will typically invest in fixed income securities with a maturity of 2-5 years.  Registrant has revised its principal investment strategy to include this information.

4.  Can the Fund be entirely invested in either common stocks or fixed income securities?  Is there an acceptable range for each type of investment?

RESPONSE:  Registrant expects that the Fund will be invested in both common stock and fixed income securities at any given time.  However, there are no fixed ranges or limits to the amount of common stock vs. fixed income in which the Fund may invest.

5.  Please add a discussion regarding the Fund’s use of futures to the Principal Investment Strategy, as it relates to the mention of futures in the Fund’s risks.

RESPONSE:  Registrant has revised the derivatives risk disclosure to remove the reference to futures.  The Fund does not intend to invest in futures as part of its principal investment strategy.

PRINCIPAL INVESTMENT STRATEGIES AND RISKS:

6.

Please review the Fund's disclosure to ensure that it accurately describes the Fund's use of derivatives and their risks.  In connection with this, please consider the Division of Investment Management's observations on derivatives-related disclosure in the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute dated July 30, 2010.

RESPONSE:  Registrant has reviewed the prospectus and modified its derivatives-related strategy and risk disclosures slightly to remove any reference to futures.  Registrant believes the revised disclosure is consistent with the principles outlined in the Division of Investment Management's observations on derivatives-related disclosure in the letter from Barry D. Miller.

PERFORMANCE:

7.

Please edit the description of the Fund benchmark and supplemental indices in the Summary to one sentence.  A longer description can be included in the Item 9 disclosure.

RESPONSE:  Registrant will make the requested revisions.

The Registrant has authorized Thompson Hine LLP to convey to you that the Registrant acknowledges the following:

•

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•

Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please call Cassandra Borchers at (513) 532-6632.

Sincerely,

/s/ Cassandra Borchers

THOMPSON HINE LLP

898559.1